Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
The following will appear once in the Houston Chronicle newspaper on May 4, 2010:
Jeffery A. Smisek
Chairman, President and
Chief Executive Officer
1600 Smith Street HQSEO
Houston TX 77002
continental.com
Dear Houston,
You are not losing your hometown airline. A headquarters address change won’t affect our commitment to you or to the great State of Texas. Our merger with United means wonderful growth opportunities for you.
We are so grateful for the outpouring of support since reports first surfaced about the possibility of our headquarters move. I am sorry I was prohibited until now from responding. Let me address some of your concerns.
JOBS? The headquarters move will result in some job loss at our corporate offices, but a number of office jobs will remain here. In fact, we expect there will be a net job gain for Houston over time through growth at Bush Intercontinental, as we expand our Houston service as a result of the merger. We expect to remain among your top private employers.
PRESTIGE? The world-class facilities we built together at Bush Intercontinental will be the site of the largest hub of the largest airline in the world.
BUSINESS DEVELOPMENT? You will be the premiere global gateway to Latin America and, as a result of the merger, you will also get new service to other parts of the world.
CUSTOMER SERVICE? With heartfelt thanks for your recognition of our award-winning service, I commit to you that my goal as CEO will be to ensure you continue to receive the service you have come to expect from us. It won’t be as hard as some might think. Since reputations often lag reality, you might be surprised to know that United last year had the best on-time record among U.S. network carriers.
COMMUNITY SUPPORT? You will continue to see our logo emblazoned across banners at the Alley Theater, Wortham Center and Hobby Center, which house the arts organizations we support, as well as at the stadiums that are homes to the professional sports teams we sponsor. You will continue to see our logo on the programs of the charitable organizations’ events we support.
REJECTION? Our headquarters decision is not a message that we like Chicago better than you. We love everything about you—your pro-business climate; gorgeous trees, parks and bayous; world-class arts, architecture and educational institutions; and, mostly your citizens, who include our loyal customers and our co-workers—the most professional men and women in the airline business.
Our headquarters relocation was necessary to get this transaction accomplished. It’s no secret we’ve had a rough decade—losing over $1 billion. This transaction will help us break that cycle and secure our future. It will put you in a far better place than if we had been left out of the dynamic changes going on in the airline industry.
Finally, to the Greater Houston Partnership; Mayor Parker; Judge Emmett; Senators Hutchison and Cornyn; Congressman Green; Congresswoman Jackson Lee and other members of the Houston congressional delegation; Governor Perry; Senator Ellis; Representative Coleman and others in the Texas state delegation, thank you for your expressions of support and commitment to help us stay in Houston.
We will still be here in Houston, and we will still be here for Houston.
Let’s fly together,
Jeff Smisek
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com or by contacting Continental’s Investor Relations Department at (713) 324-5152.
UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.